FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, April 29, 2010

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $290.2 million in the first quarter of 2010 ($14.02 per diluted share) compared to a net loss of $39.6 million in the first quarter of 2009 ($3.55 per diluted share).  The year-over-year increase in earnings arose primarily from significant net investment gains in the first quarter of 2010 (net gains of $415.6 million), and was achieved notwithstanding the impact of $136.8 million (net of reinstatement premiums) of Chilean earthquake losses.  Book value per share increased to $383.83 at March 31, 2010 from $369.80 at December 31, 2009, an increase of 6.4% (adjusted for the $10.00 per share common dividend paid in the first quarter of 2010).

“We are pleased with the way our company has performed so far in 2010,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “With a 98.7% combined ratio, excluding the impact of the Chilean earthquake, our insurance and reinsurance operations are off to a promising start, despite challenging industry conditions and the soft economy.  Our investment results, with record quarterly investment income and significant investment gains, are gratifying, but we remain mindful of the considerable risks in these volatile markets.  Our operating companies will continue to focus on disciplined underwriting and prudent reserving.  Our company continues to be soundly financed, and we continue to hold in excess of $1 billion in cash and marketable securities at the holding company level.”

Highlights in the first quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 111.5% on a consolidated basis, producing an underwriting loss of $122.6 million, compared to a combined ratio and underwriting profit of 98.7% and $15.1 million, respectively, in the first quarter of 2009. Underwriting results in the first quarter of 2010 were negatively affected by $182.1 million of catastrophe losses (net of reinstatement premiums), including $136.8 million (net of reinstatement premiums) related to earthquake losses in Chile.  Prior to giving effect to the impact of the Chilean earthquake losses, the company generated a combined ratio of 98.7% and an underwriting profit of $14.2 million.

•
Interest and dividend income of $182.7 million in the first quarter of 2010 increased 6.8% from $171.1 million in the first quarter of 2009.  The year-over-year increase was primarily attributable to the larger average investment portfolio.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,625.0 million at March 31, 2010 compared to $4,362.0 million at March 31, 2009).

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) in the first quarter of 2010 declined to $29.8 million from $154.6 million in the first quarter of 2009, principally as a result of the above-described catastrophe losses.  Prior to giving effect to the impact of the Chilean earthquake losses, operating income rose 7.8% to $166.6 million.

•
Net premiums written in the first quarter of 2010 decreased 1.9% to $1,094.7 million from $1,116.0 million in the first quarter of 2009.  Excluding the effect of Advent’s greater reinsurance-to-close premiums in 2009, the company’s net premiums written rose 3.2% year-over-year, primarily reflecting growth at Fairfax Asia, Advent and Crum & Forster.

•
The company held $1,788.1 million of cash, short term investments and marketable securities at the holding company level ($1,761.4 million net of short sale and derivative obligations) at March 31, 2010, compared to $1,251.6 million ($1,242.7 million net of short sale and derivative obligations) at December 31, 2009.

•	The company’s total debt to total capital ratio improved to 21.7% at March 31, 2010 from 23.0% at December 31, 2009, primarily as a result of the significant increase in total equity.

•
At March 31, 2010, common shareholders’ equity was $7,886.6 million, or $383.83 per basic share, compared to $7,391.8 million, or $369.80 per basic share, at December 31, 2009, an increase of 6.4% adjusted for the $10.00 per share common dividend paid in the first quarter of 2010.

•
On February 18, 2010, Fairfax announced an agreement with Zenith National Insurance Corp. (“Zenith”) pursuant to which Fairfax will acquire all of the outstanding shares of Zenith common stock, other than those shares already owned by Fairfax and its affiliates, for $38.00 per share in cash.  The transaction is subject to the approval of Zenith shareholders, which is expected later today, and to the receipt of customary regulatory approvals and is anticipated to be completed in the second quarter of 2010.  The company intends to pay the approximately $1.3 billion cash consideration with holding company cash, which will include operating subsidiary dividends and advances expected to be received prior to closing in the second quarter of 2010, and anticipates that after such payment cash, short term investments and marketable securities at the holding company level will be approximately $1 billion.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  During the third quarter of 2009, in response to the significant appreciation in equity market valuations during 2009, the company hedged approximately one-quarter of its equity investment exposure by entering into S&P 500 index-referenced total return swap contracts.  At March 31, 2010, these hedges represented approximately 30% of the company’s equity investment exposure.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.2 and 17.5 million weighted average shares outstanding during the first quarters of 2010 and 2009, respectively.  At March 31, 2010 there were 20,546,935 common shares effectively outstanding.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its first quarter results at 8:30 a.m. Eastern time on Friday, April 30, 2010.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 14, 2010.  The replay may be accessed at (866) 501-0086 (Canada and U.S.) or 1 (203) 369-1815 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

CONSOLIDATED BALANCE SHEETS
as at March 31, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009

Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $64.2; 2009 – $78.9)	1,788.1	1,251.6
Accounts receivable and other	1,948.2	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $260.2; 2009 – $255.1)	3,854.4	3,809.1
	7,590.7	6,916.1
Portfolio investments Subsidiary cash and short term investments (cost $3,424.1; 2009 – $3,230.6)	3,436.9	3,244.8
Bonds (cost $10,844.8; 2009 – $10,742.0)	10,981.3	10,918.3
Preferred stocks (cost $273.4; 2009 – $292.4)	274.5	292.8
Common stocks (cost $3,526.4; 2009 – $4,040.4)	4,559.2	4,853.1
Investments, at equity (fair value $737.6; 2009 – $646.2)	528.2	475.4
Derivatives and other invested assets (cost $122.0; 2009 – $122.5)	270.2	142.7
Assets pledged for short sale and derivative obligations (cost $186.6; 2009 – $149.2)	187.5	151.5
	20,237.8	20,078.6
Deferred premium acquisition costs	340.9	332.3
Future income taxes	282.0	318.7
Premises and equipment	170.0	168.6
Goodwill and intangible assets	445.5	438.8
Other assets	161.1	149.7
	29,228.0	28,402.8
Liabilities Subsidiary indebtedness	11.4	12.1
Accounts payable and accrued liabilities	1,094.7	1,202.2
Income taxes payable	116.3	70.9
Short sale and derivative obligations (including at the holding company – $26.7; 2009 – $8.9)	78.1	57.2
Funds withheld payable to reinsurers	373.0	354.9
	1,673.5	1,697.3
Provision for claims	14,842.4	14,747.1
Unearned premiums	1,988.4	1,920.1
Long term debt – holding company borrowings	1,250.6	1,236.9
Long term debt – subsidiary company borrowings	890.6	891.3
Other long term obligations – holding company	172.0	173.5
	19,144.0	18,968.9
Equity Common shareholders’ equity	7,886.6	7,391.8
Preferred stock	410.3	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,296.9	7,691.0
Non-controlling interests	113.6	117.6
Total equity	8,410.5	7,736.6
	29,228.0	28,402.8

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	2010	2009
Revenue Gross premiums written	1,332.1	1,347.5
Net premiums written	1,094.7	1,116.0
Net premiums earned	1,064.3	1,120.5
Interest and dividends	182.7	171.1
Net gains (losses) on investments	415.6	(153.0)
Other revenue	141.8	140.8
	1,804.4	1,279.4
Expenses Losses on claims	872.0	800.9
Operating expenses	220.1	203.5
Commissions, net	165.8	171.8
Interest expense	45.5	38.6
Other expenses	137.1	135.1
	1,440.5	1,349.9
Earnings (loss) from operations before income taxes	363.9	(70.5)
Income taxes	73.7	(30.9)
Net earnings (loss)	290.2	(39.6)

Attributable to:
Shareholders of Fairfax	289.4	(60.4)
Non-controlling interests	0.8	20.8
	290.2	(39.6)

Net earnings (loss) per share	$14.08	$(3.55)
Net earnings (loss) per diluted share	$14.02	$(3.55)
Cash dividends paid per share	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,200	17,484

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions)

	2010	2009

Net earnings (loss)	290.2	(39.6)
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(1)	315.0	(462.6)
Reclassification of net realized (gains) losses to net earnings(2)	(186.8)	181.1
Change in unrealized foreign currency translation gains (losses)(3)	98.1	(17.8)
Change in gains and losses on hedge of net investment in foreign subsidiary(4)	(12.7)	(0.2)
Other comprehensive income (loss), net of income taxes	213.6	(299.5)
Comprehensive income (loss)	503.8	(339.1)

Attributable to:
Shareholders of Fairfax	503.0	(302.8)
Non-controlling interests	0.8	(36.3)
	503.8	(339.1)

(1)	Net of income tax expense of $138.2 (2009 – income tax recovery of $224.7).

(2)	Net of income tax recovery of $86.2 (2009 – income tax expense of $60.4).

(3)	Net of income tax expense of $17.9 (2009 – income tax recovery of $4.3).

(4)	Net of income tax recovery of nil (2009 – $0.1).

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2010 and 2009 were:

Net Premiums Written
	2010	2009
Insurance - Canada (Northbridge)	197.8	187.7
- U.S. (Crum & Forster)	186.8	180.3
- Asia (Fairfax Asia)	50.6	28.6
Reinsurance - OdysseyRe	473.2	479.0
Reinsurance and Insurance - Other	184.9	240.4
Insurance and Reinsurance Operating Companies	1,093.3	1,116.0

Net Premiums Earned
	2010	2009
Insurance - Canada (Northbridge)	245.9	228.8
- U.S. (Crum & Forster)	182.6	207.4
- Asia (Fairfax Asia)	35.0	22.4
Reinsurance - OdysseyRe	457.1	470.0
Reinsurance and Insurance - Other	142.3	191.7
Insurance and Reinsurance Operating Companies	1,062.9	1,120.3

Combined ratios of the company’s insurance and reinsurance operations in the first quarter of 2010 and 2009 were:

	2010	2009
Insurance - Canada (Northbridge)	105.2%	101.8%
- U.S. (Crum & Forster)	107.2%	99.8%
- Asia (Fairfax Asia)	96.4%	92.2%
Reinsurance - OdysseyRe	113.0%	96.5%
Reinsurance and Insurance - Other	127.2%	99.6%
Insurance and Reinsurance Operating Companies	111.5%	98.7%